

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

<u>Via E-mail</u>
David C. Mussman
Executive Vice President,
Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

  Re: **West Corporation**
     Amendment No. 12 to Registration Statement on Form S-1
     Filed March 11, 2013
     File No. 333-162292

Dear Mr. Mussman:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated March 8, 2013. On page 11, please fill in the blank that relates to the number of shares of common stock outstanding as of March 7, 2013.

<u>Summary Consolidated Financial Data, page 12</u>

2. Please provide us with your calculation of as adjusted working capital at December 31, 2012.

Capitalization, page 32

3. Please provide us with your calculation of as adjusted retained deficit. In doing so, tell us how you will record the redemption premium for your $450.0 million 11% subordinated notes due 2016, that will be repaid with offering proceeds.

Dilution, page 34

4. It appears that the increase in net tangible book value per share disclosed in the third paragraph should be $19.06 rather than $19.04. Please revise.

5. In the second sentence of the last paragraph on page 34, you indicate that a $1.00 increase or decrease in the initial public offering price would increase or decrease dilution per share to investors in this offering by approximately $0.76 per share. Please provide us with your calculation supporting this change of $0.76 per share.

6. In the middle of the last paragraph on page 34, you state that an increase of 1.0 million shares in the number of shares offered by you would result in a net tangible book value of approximately $22.1 million, or approximately $0.67 per share, and the dilution per share to the investors in this offering would be approximately $0.67 per share. The amounts you present appear to be the change in net tangible book value and dilution rather than the amounts of net tangible book value and dilution. Please revise as necessary. Also apply this comment to your disclosure concerning a decrease of 1.0 million shares in the number of shares offered by you.

7. We note that the number of shares purchased by existing stockholders as presented in the table at the top of page 35 appears to be the number of outstanding shares as of March 7, 2013 rather than as of December 31, 2012. However, the first sentence on page 35 indicates that the existing stockholders are on the same basis as of December 31, 2012. Please revise.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director